Singtel




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SUPPL

20 November 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 13 November 2006 to 17 November 2006.

Our SEC file number is 82-3622.

Yours faithfully

Leila Ashraf
Legal Counsel

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	15-Nov-2006 17:13:35
Announcement No.	00049

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement on Notice of Books Closure and Record Date
Description	
Attachments:	351-sgx.pdf Total size = **15K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT ON
NOTICE OF BOOKS CLOSURE/RECORD DATE

NOTICE OF BOOKS CLOSURE
(for Shares quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed on 22 December 2006 for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares in the capital of the Company ("Shares") received by the Company's Registrar, M&C Services Private Limited of 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 up to 5.00 p.m. on 21 December 2006 will be registered to determine members' entitlements to the proposed interim dividend.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 21 December 2006 will be entitled to the proposed interim dividend, less income tax. Payment of the interim dividend will be made on 11 January 2007.

NOTICE OF RECORD DATE
(for Shares quoted on the Australian Stock Exchange Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the Record Date (the "Record Date") to determine entitlements to the proposed interim dividend is 21 December 2006. Holders of CHESS Units of Foreign Securities relating to ordinary shares ("Shares") in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed interim dividend, less income tax. Payment of the interim dividend will be made on 11 January 2007.

The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed interim dividend in relation to the Shares which are listed on Australian Stock Exchange Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Singapore, 15 November 2006



SEC MAIL PROCESSING
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WASH, D.C. SECTION
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Lorinda Leung

From: Lim Li Ching
Sent: Wednesday, November 15, 2006 5:14 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, November 15, 2006 5:13:35 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00049
Submission Date & Time :: 15-Nov-2006 17:12:50
Broadcast Date & Time :: 15-Nov-2006 17:13:35
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.


SEC MAIL
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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/11/2006

TIME: 20:18:55

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Books Closure/Record Date


SEC MAIL
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WASH. D.C.
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If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Wednesday, November 15, 2006 5:19 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	396699.pdf



396699.pdf (15 KB)


SEC MAIL PROCESSING
RECEIVED
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WASH. D.C.
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ASX confirms the release to the market of Doc ID: 396699 as follows:
Release Time: 15-Nov-2006 20:18:50
ASX Code: SGT
File Name: 396699.pdf
Your Announcement Title: Notice of Books Closure and Record Date